UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.2)*

                                PhotoMedex, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    719358103
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,423,583

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,423,583

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,423,583

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.5%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             A Cayman Islands exempted company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             105,400

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             105,400

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             105,400

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             971,431

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             971,431

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             971,431

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.4%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Partners 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             53,542

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             53,542

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             53,542

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.1%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Investors, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             A Cayman Islands exempted company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             190,110

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             190,110

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             190,110

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.5%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,744,066

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,194,066

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,194,066

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.9%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,744,066

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,194,066

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,194,066

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.9%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             21,100

6.      SHARED VOTING POWER

             2,744,066

7.      SOLE DISPOSITIVE POWER

             21,100

8.      SHARED DISPOSITIVE POWER

             3,194,066

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,215,166

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             8.0%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock of PhotoMedex, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified in Item 2(a) below as of February 8, 2005, and amends and supplements the Schedule 13G filed by the Reporting Persons on July 1, 2003, as amended (as amended, the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Select, L.P. ("Corsair Select"), Corsair Capital Partners 100, L.P. ("Corsair 100"), Corsair Capital Investors, Ltd. ("Corsair Investors"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek") and Steven Major ("Mr. Major" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Corsair Capital, Corsair Select, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

     The principal business address for each of Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

     Each of Corsair Capital, Corsair Select and Corsair 100 is a limited partnership formed under the laws of the State of Delaware.

     Corsair Management is a limited liability company formed under the laws of the State of Delaware.

     Each of Corsair International and Corsair Investors is an exempt company formed under the laws of the Cayman Islands, British West Indies.

     Each of Mr. Petschek and Mr. Major is a citizen of the United States.

 ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Corsair Capital beneficially owns 1,423,583 shares of Common Stock, consisting of (i) 1,175,789 shares of Common Stock, and (ii) warrants exercisable for 247,794 shares of Common Stock.

          Corsair International beneficially owns 105,400 shares of Common Stock, consisting of (i) 92,900 shares of Common Stock, and (ii) warrants exercisable for 12,500 shares of Common Stock.

          Corsair Select beneficially owns 971,431 shares of Common Stock.

          Corsair 100 beneficially owns 53,542 shares of Common Stock.

          Corsair Investors beneficially owns 190,110 shares of Common Stock.

          Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors, is deemed to beneficially own the 2,744,066 shares of Common Stock beneficially owned by them and an additional 450,000 shares of Common Stock held in separate accounts managed by it.

          Mr. Petschek, as a controlling person of Corsair Management, is deemed
          to  be  beneficially   own  the  3,194,066   shares  of  Common  Stock
          beneficially owned by Corsair Management.

          Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 3,194,066 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 21,100 shares of Common Stock that he owns personally or through separate accounts managed by him.

          Collectively, the Reporting Persons beneficially own 3,215,166 shares of Common Stock.

     (b)  Percent of Class:

          Corsair Capital's beneficial ownership of 1,423,583 shares of Common Stock represents 3.5% of all the outstanding shares of Common Stock.

          Corsair International's beneficial ownership of 105,400 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

          Corsair Select's beneficial ownership of 971,431 shares of Common Stock represents 2.4% of all the outstanding shares of Common Stock.

          Corsair 100's beneficial ownership of 53,542 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

          Corsair Investors' beneficial ownership of 190,110 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

          Corsair  Management's  and  Mr.  Petschek's  beneficial  ownership  of
          3,194,066   shares  of  Common  Stock   represents  7.9%  of  all  the
          outstanding shares of Common Stock.

          The 3,215,166 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 8.0% of all the outstanding shares of Common Stock.

          Collectively, the Reporting Persons beneficially own 3,215,166 shares of Common Stock representing 8.0% of all the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Mr. Major has the sole power to or to direct the vote of the 21,100 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 1,423,583 shares of Common Stock.

                Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 105,400 shares of Common Stock.

                Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 971,431 shares of Common Stock.

                Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 53,542 shares of Common Stock.

                Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 190,110 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Mr. Major has the sole power to dispose or to direct the disposition of the 21,100 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 1,423,583 shares of Common Stock.

                Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 105,400 shares of Common Stock.

                Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 971,431 shares of Common Stock.

                Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 53,542 shares of Common Stock.

                Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 190,110 shares of Common Stock.

                Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 450,000 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 14, 2005

        CORSAIR CAPITAL PARTNERS, L.P.
        By:  Corsair Capital Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR LONG SHORT INTERNATIONAL, LTD.
        By:  Corsair Capital Management, L.L.C.,
                 Director

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR SELECT, L.P.
        By:  Corsair Select Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL INVESTORS, LTD.
        By:  Corsair Capital Management, L.L.C.,
                 Director

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL PARTNERS 100, L.P.
        By:  Corsair Capital Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL MANAGEMENT, L.L.C.

        By: /s/ Steven Major
            ----------------
                Steven Major, Managing Member


        /s/ Jay R. Petschek
        -------------------
            Jay R. Petschek


        /s/ Steven Major
        ----------------
            Steven Major

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of PhotoMedex, Inc. dated as of February 14, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 14, 2005

        CORSAIR CAPITAL PARTNERS, L.P.
        By:  Corsair Capital Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR LONG SHORT INTERNATIONAL, LTD.
        By:  Corsair Capital Management, L.L.C.,
                 Director

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR SELECT, L.P.
        By:  Corsair Select Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL INVESTORS, LTD.
        By:  Corsair Capital Management, L.L.C.,
                 Director

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL PARTNERS 100, L.P.
        By:  Corsair Capital Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL MANAGEMENT, L.L.C.

        By: /s/ Steven Major
            ----------------
                Steven Major, Managing Member


        /s/ Jay R. Petschek
        -------------------
            Jay R. Petschek


        /s/ Steven Major
        ----------------
            Steven Major

                                    EXHIBIT B


Corsair Capital Partners, L.P.

Corsair Long Short International, Ltd.

Corsair Select, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.L.C. (except with respect to shares of Common
         Stock held in separate accounts managed by it)

Jay R. Petschek

Steven Major (except with respect to shares of Common Stock owned by Mr. Major personally or through separate accounts managed by him)